06007506

SECURITIES.
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 0 1 2006 BRANCH OF REGISTRATIONS AND EXAMINATIONS

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 22273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL INSTITUTIONAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 North St. Paul, Suite 2200
(No. and Street)

Dallas (City) Texas (State) 75201 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tim R. Hall (214) 720-0055
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800 (Address) Dallas, (City) Texas (State) 75201 (Zip Code)

PROCESSED JUN 12 2006 THOMSON FINANCIAL

CHECK ONE:

- XXX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Donald C. Potts and Tim R. Hall, affirm that, to the best of our knowledge and belief the accompanying financial statements and supplemental schedule pertaining to the firm of Capital Institutional Services, Inc., as of December 31, 2005, is true and correct, and such financial statements and supplemental schedule will be promptly made available to all members and allied members of the New Stock Exchange, Inc. in our organization. We further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Donald C. Potts

Chief Executive Officer

Tim R. Hall

Chief Financial Officer and Treasurer

Subscribed and sworn to before me
this 28th day of FEBRUARY 2006.

Anne Davich

Notary Public

NOTARY PUBLIC STATE OF TEXAS
ANNE DAVICH
My Commission Expires
July 5, 2008

PRICEWATERHOUSECOOPERS

Capital Institutional Services, Inc.

Statement of Financial Condition
December 31, 2005
With Report of Independent Auditors

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
2001 Ross Avenue, Suite 1800
Dallas TX 75201-2997
Telephone (214) 999 1400
Facsimile (214) 754 7991

Report of Independent Auditors

To the Board of Directors and Shareholders of
Capital Institutional Services, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Capital Institutional Services, Inc. (the "Company") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2006

Capital Institutional Services, Inc.
Statement of Financial Condition
December 31, 2005

Assets		
Cash	$	92,316
Cash segregated under federal regulations		3,128,322
Short-term investments		25,478,253
Investments		2,302,433
Receivables from brokers and dealers		2,340,130
Deferred research costs, net of allowance of $47,152		3,038,091
New York Stock Exchange membership, at cost (market value of $3,550,000 at December 31, 2005)		770,000
Furniture and equipment, at cost, less accumulated depreciation of $4,717,340 at December 31, 2005		2,105,340
Other assets		1,510,885
Total assets	$	40,765,770
Liabilities and Shareholders' Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	4,441,655
Accrued commissions and bonuses		2,049,156
Accrued research services		12,223,610
Accrued income taxes		134,346
Total liabilities		18,848,767
Commitments and contingencies		
Shareholders' equity:		
Common stock, $.01 par value, 10,000,000 shares authorized, 21,052 shares issued and 20,842 shares outstanding		211
Additional paid-in capital		29,525
Treasury stock shares at cost (210 shares)		(786,250)
Retained earnings		22,673,517
Total shareholders' equity		21,917,003
Total liabilities and shareholders' equity	$	40,765,770

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations and Summary of Significant Accounting Policies

Capital Institutional Services, Inc. (the "Company") is a securities broker/dealer and is a member firm of the New York Stock Exchange and other principal exchanges. The Company executes debt and equity transactions for domestic and international investment advisors, money managers and plan sponsors (the "Money Managers"). The Company transacts business out of its office in Dallas.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of assets and liabilities at the date of the financial statements. Actual results may differ from these estimates.

Research Purchasing Power
The Company conducts a portion of its business within the safe harbor of Section 28(e) of the Securities Exchange Act of 1934, as amended. In that regard, the Company executes brokerage transactions for the Money Managers at a negotiated commission rate. As an incentive to use the Company's facilities for the execution of such brokerage transactions, the Company has developed a system to provide third-party research services to Money Managers based upon the frequency of use of its facilities.

The amount of third-party research services that the Company will furnish to the Money Managers is based on the amount of commissions that the Company receives or expects to receive for execution of brokerage transactions and is measured by the Company in terms of Research Purchasing Power. It is understood by the Money Managers and the Company that Research Purchasing Power is not redeemable in cash and, when redeemed, may only be used to obtain third-party research services through the Company. Accordingly, management does not consider Research Purchasing Power to be a financial instrument. The accumulated Research Purchasing Power of Money Managers is reduced when the Company provides third-party research at the request of such Money Managers.

Amounts relating to Money Managers with a positive Research Purchasing Power balance are reflected in the accompanying statements of financial condition as accrued research services. Such amounts represent the estimated third-party research services to be provided to Money Managers from whom the Company has earned commissions for execution of brokerage transactions. Amounts relating to Money Managers with a negative Research Purchasing Power balance are reflected in the accompanying statements of financial condition as deferred research costs. Such amounts represent the amount of research services paid on behalf of Money Managers for which future commissions are expected to be received.

The reserve for uncollectible negative Research Purchasing Power balances is determined using a method which approximates net realizable value.

Securities Transactions
Securities transactions are normally recorded on a settlement date basis, generally the third business day following the transaction date, which is not materially different than on a trade-date basis.

Fair Value of Financial Instruments
The carrying amount of cash and short-term investments approximates fair value due to the short maturity of those instruments. Investments are carried at fair value which is estimated based on quoted market prices for those or similar instruments (see Note 3).

Exchange Memberships
Exchange memberships are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment.

Furniture and Equipment
Furniture and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets.

Proprietary Accounts of Introducing Brokers
Proprietary accounts held at clearing brokers ("PAIB Assets") are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and its clearing brokers which requires, among other things, for the clearing brokers to perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

2. Cash Segregated under Federal Regulations

Cash of $3,128,322 has been segregated in a special bank account for the benefit of third party research customers under Rule 15c3-3 of the Securities and Exchange Commission.

3. Short-Term Investments

Short-term investments consist of money market funds which are highly liquid instruments readily convertible to known amounts of cash as well as certificates of deposit with maturities of less than one year. At December 31, 2005, money market funds and certificates of deposit were $25,237,726 and $240,527, respectively.

4. Investments

The cost and estimated market values of investment securities at December 31, 2005, are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
U.S. Treasury notes	$ 1,999,522	$ -	$ (14,242)	$ 1,985,280
Mutual funds	301,415	15,738	-	317,153
Total	$ 2,300,937	$ 15,738	$ (14,242)	$ 2,302,433

5. Furniture and Equipment

The following is a summary of furniture and equipment as of December 31, 2005:

	Estimated Useful Life	2005
Automobile	5 years	$ 101,900
Furniture and fixtures	7 years	2,241,818
Computer equipment	5 years	3,157,764
Computer software	5 years	1,321,198
		6,822,680
Less - Accumulated depreciation		(4,717,340)
Total		$ 2,105,340

6. Customer Protection – Reserves and Custody Securities

The Company does not hold funds or securities for customers and, accordingly, is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to Paragraph (k)(2)(ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities.

Included in the receivable from brokers and dealers is $1,389,910 of customers' cash held at the clearing broker. This amount relates to commission recapture and is offset by $1,389,910 recorded in accounts payable and accrued liabilities.

The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

7. Income Taxes

The Company has elected S corporation status under the Internal Revenue Code ("IRC") and is not subject to federal income taxes. Profits or losses of the Company are included in the federal income tax returns of its shareholders. The provisions for income tax and accrued income taxes payable included in the accompanying financial statements represent estimated state and local income taxes.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(ii), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000. At December 31, 2005, the Company had net capital as defined by Rule 15c3-1 of $13,553,463 which was $13,303,463 in excess of the required minimum net capital.

Capital distributions to shareholders can be made under a capital distribution policy approved by the Company's Board of Directors. Periodic distributions approved by the Board of Directors are made to enable shareholders to pay federal income taxes on the Company's profits, among other purposes. Such distributions totalled $4,036,842 in 2005.

During the months of January and February 2006, the Company made cash distributions of $3,841,059 to shareholders.

9. Commitments

The Company leases its office facilities under operating leases with expiration dates through 2011. Certain leases provide for renewal options.

Future minimum rentals at December 31, 2005, are as follows:

Year Ending December 31,	Amount
2006	$ 759,343
2007	688,641
2008	573,107
2009	225,654
2010	200,000
2011 and thereafter	140,301
Total	$ 2,587,046

In September 2003, the Company vacated office space in London, England, and sublet it at a lower rate. At December 31, 2005, the amount accrued was $247,127. This amount represents the present value of the difference between future rent payments.

Future minimum sub-lease receipts at December 31, 2005 are as follows:

Year Ending December 31,	Amount
2006	$ 119,686
2007	131,735
2008	131,735
2009	131,735
2010	131,735
2011 and thereafter	98,801
Total	$ 745,427

10. Employee Benefits

The Company adopted an employee savings plan (the "Plan") effective January 1, 1991, with employer participation in accordance with the provisions of Section 401(k) of the IRC. Substantially all of the Company's employees are eligible to become participants in the plan after six months of service and attaining age 21. The Plan allows participants to make pretax contributions up to 60% of their salary and commissions, not to exceed amounts allowable under the IRC, with the Company making discretionary matching contributions. All amounts contributed to the Plan are deposited in a trust fund which is administered by an independent financial institution.

In 2004, the Company established a Deferred Compensation Plan ("the Plan") for eligible management employees to defer a portion of their compensation and bonus compensation. The Plan is funded through employee contributions, employer contributions, and the Company's matching contributions up to a specific limit. Investments are made at the participants' discretion. All assets associated with the Plan are classified as investments with the related liability to deferred compensation.

At December 31, 2005, the Company had no obligation to provide other post-retirement benefits to current or former employees.

11. Financial Instruments with Off-Balance Sheet Risk

The Company clears all of its securities transactions through clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2005, the Company has recorded no liabilities with regard to the right.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

Securities sold but not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The establishment of short positions exposes the Company to off-balance-sheet market risks in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

12. Subsequent Events

NYSE/Archipelago Merger

The Company has been a member of the NYSE since 1993 and as such owns one seat on the NYSE carried at a cost of $770,000. Contingent upon and pursuant to the plan of merger between the NYSE and Archipelago, the Company will surrender its seat for the right to receive from NYSE Group $300,000 in cash and 80,177 restricted shares of NYSE Group common stock, par value $0.01 per share.